UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve - 240-295-1600

8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 169905-10-6	Page 2 of 5

1	Name of reporting person Realty Investment Company, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds 00
5	Check Box if disclosure of legal proceeding is required pursuant to Items 2(c) or 2(e) ☐
6	Citizenship or place of organization State of Maryland
Number of shares beneficially owned by each reporting person with:	7	Sole voting 6,821,574
	8	Shared voting power 0
	9	Sole dispositive power 6,821,574
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,821,574
12	Check Box if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 11.85%
14	Type of reporting person CO

13D

CUSIP No. 169905-10-6	Page 3 of 5

Item 1.	Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1 Choice Circle, Suite 400

Rockville, MD 20850

(c)	Title and Class of Securities:

Common Stock

Item 2.	Identity and Background

(a)	Name:

Realty Investment Company, Inc. (“Company”)

(b)	Business Address:

8171 Maple Lawn Boulevard, Suite 375

Fulton, MD 20759

(c)	Present Principal Employment:

The Company is engaged in asset management, accounting and administrative services and management and other investment activities

(d)	Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

N/A

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 6 below is hereby incorporated by reference herein.

Item 4.	Purpose of Transaction

The disclosure in Item 6 below is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

6,821,574 shares

(b)	Number of shares as to which such person has:

(i) Sole Voting Power	6,821,574

(ii) Shared Voting Power	0

(iii) Sole Dispositive Power	6,821,574

(iv) Shared Dispositive Power	0

(c)	A schedule of transactions effected in the last sixty days is as follows:

N/A

13D

CUSIP No. 169905-10-6	Page 4 of 5

(d)	Ownership of more than five percent on behalf of Another Person:

N/A

(e)	Ownership of Less than Five Percent:

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously reported, on June 29, 2006, the Reporting Person entered into a Revolving Credit Loan Agreement (“Loan Agreement”) with Wachovia Bank, NA (“Wachovia” or “Lender”) for up to $50 million. In connection with the Loan Agreement, the Reporting Person pledged to deliver as security such value of shares of the Issuer as shall equal 50% of the value of the loan amount outstanding at any time. The Loan Agreement contains default and similar provisions that are standard for such agreements. The Lender may not exercise voting or dispositive powers over the pledged shares prior to an event of default under the Loan Agreement. Subsequent modifications to the Loan Agreement reflected the assumption of the Loan Agreement by Wells Fargo Bank, NA, successor by merger to Wachovia; various extensions of the maturity dates through December 1, 2014; and a reduction in the total amount available under the Loan Agreement to $5 million. On June 11, 2015, the Reporting Person renewed the Loan Agreement through May 31, 2016. There is no balance currently outstanding under the Loan Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Stock Pledge Agreement (filed as Exhibit 1 to Amendment No. 1 to Schedule 13D filed by the Reporting Person on July 10, 2006, and incorporated herein by reference)

Exhibit 2 – Eighth Loan Modification Agreement dated June 11, 2015

13D

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2015

/s/ Realty Investment Company, Inc.
Realty Investment Company, Inc.

BY:	/s/ Christine A. Shreve
Christine A. Shreve, President